SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                              Nova Chemicals Corp.
                           (formerly Nova Corporation)
                                 (Name of Issuer)

                                  Common Shares
                          (Title of Class of Securities)

                                    66977W109
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,436,852 shares, which constitutes approximately 4.8% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 92,329,029 shares outstanding.

1.   Name of Reporting Person:

     TMI-FW, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 4,176,852 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 952,700 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,176,852 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.5%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.
(2) The shares were purchased by Ontario Teachers' Pension Plan Board and Tundra Investors, L.P. TMI-FW, Inc. has sole voting power over 4,176,852 of these shares and sole voting and dispositive power over 816,603 of these shares pursuant to an account management agreement with Ontario Teachers' Pension Plan Board and sole voting and dispositive power over 136,097 of these shares pursuant to an account management agreement with Tundra Investors, L.P. Accordingly, Ontario Teachers' Pension Plan Board has no beneficial ownership over 816,603 of such shares and Tundra Investors, L.P. has no beneficial ownership over any of the 136,097 shares held in its account with TMI-FW, Inc.

1.   Name of Reporting Person:

     Ontario Teachers' Pension Plan Board

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Other

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,224,152 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,484,152 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 3.8%


14.  Type of Reporting Person: CO

----------
(1) Pursuant to an account management agreement with TMI-FW, Inc., TMI-FW, Inc. has sole voting power over these shares.
(2) Includes 260,000 shares that the Reporting Person has the right to acquire under exchange-traded call options.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 23, 1998, (the "Schedule 13D"), relating to the Common Shares (the "Stock"), of Nova Chemicals Corp. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON        SOURCE OF FUNDS        AMOUNT OF FUNDS

        TMI             Not Applicable (1)     Not Applicable (1)

        Teachers        Pension Fund Assets    $130,769,125.68 (2)

        (1) TMI has not expended any of its funds for purchases of the shares of Stock reported herein. 136,097 shares of the Stock were purchased on behalf of Tundra Investors, L.P. ("Tundra") and are held in an account managed by TMI (the "Tundra Account") over which TMI has sole dispositive and sole voting power pursuant to an account management agreement with Tundra. TMI expended
$5,120,626.37 of Tundra's partnership contributions to purchase such shares, which represents the U.S. dollar equivalent as of the date of each purchase.

        (2) This figure represents the total amount expended by Teachers for all purchases of shares of the Stock, including those held in an account managed by TMI on behalf of Teachers (the "Teachers Account") in which TMI has sole beneficial ownership pursuant to an account management agreement with Teachers. For shares purchased directly by Teachers on or before June 4, 1998, Canadian dollars are converted to U.S. dollars based on the exchange rate for June 4, 1998 (1.4541); for shares purchased directly by Teachers after June 4, 1998, Canadian dollars are converted to U.S. dollars based on the exchange rate in effect on the date of the purchase. For shares purchased by TMI for the Teachers Account, Canadian dollars are converted to U.S. dollars based on the exchange rate in effect for the date of the purchase.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a)

Reporting Persons

        TMI

        Pursuant to an account management agreement with Teachers, the aggregate number of shares that TMI owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,040,755. Pursuant to an account management agreement with Tundra, the aggregate number of shares that TMI owns beneficially, pursuant to Rule 13d-3 of the Act, is 136,097, which, together with the 4,040,755 shares it owns beneficially pursuant to the account management agreement with Teachers, constitutes approximately 4.5% of the outstanding shares of the Stock.

        Teachers

        The aggregate number of shares of the Stock that Teachers owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,484,152, which constitutes approximately 3.8% of the outstanding shares of the Stock.

Controlling Person

        TMT

        Because of his position as the President and sole stockholder of TMI, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,176,852 shares of the Stock, which constitutes approximately 4.5% of the outstanding shares of the Stock.

        To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

        (b)

Reporting Persons

        TMI

        Pursuant to an account management agreement with Teachers, and acting through its President and sole stockholder, TMT, TMI has the sole power to vote or to direct the vote of 4,040,755 shares of the Stock, and the sole power to dispose or to direct the disposition of 816,603 shares of the Stock. Pursuant to an account management agreement with Tundra, and acting through its President and sole stockholder, TMT, TMI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 136,097 shares of the Stock.

        Teachers

        Teachers has the sole power to dispose or to direct the disposition of 3,484,152 shares of the Stock. Teachers has no power to vote or direct the vote of any shares of the Stock.

Controlling Person

        TMT

        As the President and sole stockholder of TMI, TMT has the sole power to vote or to direct the vote of 4,176,852 shares of the Stock and the sole power to dispose or to direct the disposition of 952,700 shares of the Stock.

        (c) During the past 60 days, the following Persons have purchased and sold shares of the Stock in transactions on the Toronto Stock Exchange, as follows:
                                   NO. OF SHARES        PRICE PER
PERSON             DATE          PURCHASED OR SOLD        SHARE

Teachers (1)       06/15/99           31,400 (P)        $ 21.87
Teachers (1)       06/16/99            8,000 (S)          21.78
Teachers (1)       06/18/99           80,000 (S)          21.19
Teachers (1)       06/18/99           66,000 (S)          21.31
Teachers (1)       06/18/99           10,000 (P)          21.21
Teachers (1)       06/23/99           37,900 (P)          21.64
Teachers (1)       06/23/99           30,000 (S)          21.24
Teachers (1)       06/24/99           16,000 (S)          22.54
Teachers (1)       06/24/99            2,000 (S)          22.81
Teachers (1)       06/25/99           30,000 (P)          22.81
Teachers (1)       06/25/99           17,000 (P)          23.29
Teachers (1)       06/25/99            8,000 (P)          23.12
Teachers (1)       06/25/99           19,000 (P)          23.22
Teachers (1)       06/25/99            6,000 (P)          23.26
Teachers (1)       06/29/99           55,100 (P)          23.29
Teachers (1)       06/29/99           47,200 (P)          23.85
Teachers (1)       07/06/99            5,000 (P)          22.92
Teachers (1)       07/07/99           31,000 (S)          23.11
Teachers (1)       07/07/99            9,900 (S)          23.07
Teachers (1)       07/08/99            9,600 (S)          23.02
Teachers (1)       07/09/99            5,900 (S)          23.15
Teachers (1)       07/12/99           40,000 (P)          23.03
Teachers (1)       07/12/99            5,000 (S)          23.09
Teachers (1)       07/13/99           20,000 (P)          22.84
Teachers (1)       07/13/99           15,000 (P)          22.67
Teachers (1)       07/13/99           17,000 (P)          22.64
Teachers (1)       07/14/99          100,000 (S)          22.54
Teachers (1)       07/16/99           47,000 (P)          21.56
Teachers (1)       07/19/99           26,000 (S)          21.30
Teachers (1)       07/20/99           15,000 (P)          21.32
Teachers (1)       07/21/99           10,000 (S)          21.07
Teachers (1)       07/22/99            2,000 (S)          20.65
Teachers (1)       07/23/99           18,000 (P)          20.37
Teachers (1)       07/26/99            2,300 (S)          20.65
Teachers (1)       07/27/99           26,000 (S)          20.54
Teachers (1)       07/28/99           18,000 (P)          20.31
Teachers (1)       07/29/99           35,000 (P)          19.94
Teachers (1)       07/30/99           17,000 (P)          19.62
Teachers (1)       08/03/99            4,000 (P)          20.40
Teachers (1)       08/04/99           12,500 (P)          20.83
Teachers (1)       08/04/99            6,000 (S)          20.85
Teachers (1)       08/04/99           21,500 (S)          20.79
Teachers (1)       08/05/99           38,000 (S)          21.24
Teachers (1)       08/06/99           26,000 (P)          21.39
Teachers (1)       08/06/99           20,000 (S)          21.43
Teachers (1)       08/06/99           10,000 (S)          21.44
Teachers (1)       08/06/99           15,000 (S)          21.38
Teachers (1)       08/06/99           11,000 (S)          21.46
Teachers (2)       08/06/99           42,857 (S)          21.43
Tundra   (3)       08/06/99            7,143 (S)          21.43
Teachers (2)       08/06/99           51,429 (S)          21.43
Tundra   (3)       08/06/99            8,571 (S)          21.43
Teachers (2)       08/06/99           77,143 (S)          21.46
Tundra   (3)       08/06/99           12,857 (S)          21.46
Teachers (2)       08/06/99           21,429 (S)          21.40
Tundra   (3)       08/06/99            3,571 (S)          21.40
Teachers (2)       08/06/99           42,857 (S)          21.40
Tundra   (3)       08/06/99            7,143 (S)          21.40
Teachers (2)       08/06/99           21,429 (S)          21.40
Tundra   (3)       08/06/99            3,571 (S)          21.40
Teachers (1)       08/09/99            7,000 (P)          21.64
Teachers (1)       08/09/99           70,000 (P)          21.80
Teachers (1)       08/09/99           20,000 (P)          21.44
Teachers (1)       08/09/99            7,000 (S)          21.59
Teachers (1)       08/09/99            7,000 (S)          21.63
Teachers (2)       08/09/99            6,000 (S)          21.65
Tundra   (3)       08/09/99            1,000 (S)          21.65
Teachers (2)       08/09/99           21,429 (S)          21.72
Tundra   (3)       08/09/99            3,571 (S)          21.72
Teachers (2)       08/09/99           65,486 (S)          21.89
Tundra   (3)       08/09/99           10,914 (S)          21.89
Teachers (1)       08/10/99           15,000 (P)          22.16
Teachers (1)       08/10/99           29,300 (P)          22.12
Teachers (1)       08/10/99           21,600 (P)          22.04
Teachers (1)       08/10/99           22,900 (S)          22.18
Teachers (1)       08/10/99           15,000 (S)          22.12
Teachers (2)       08/10/99           21,429 (S)          22.19
Tundra   (3)       08/10/99            3,571 (S)          22.19
Teachers (2)       08/10/99           17,143 (S)          22.02
Tundra   (3)       08/10/99            2,857 (S)          22.02
Teachers (2)       08/10/99           18,514 (S)          22.04
Tundra   (3)       08/10/99            3,086 (S)          22.04
Teachers (2)       08/10/99           21,429 (S)          22.19
Tundra   (3)       08/10/99            3,571 (S)          22.19
Teachers (1)       08/11/99           10,000 (P)          22.39
Teachers (1)       08/11/99           21,000 (S)          22.44
Teachers (1)       08/11/99           10,000 (S)          22.38
Teachers (1)       08/12/99           50,000 (S)          22.90
Teachers (1)       08/12/99           97,500 (S)          23.24
Teachers (1)       08/12/99           10,000 (S)          23.24
Teachers (1)       08/12/99           39,500 (S)          23.19
Teachers (1)       08/12/99           40,000 (S)          23.24
Teachers (2)       08/12/99           83,571 (S)          23.22
Tundra   (3)       08/12/99            7,143 (S)          22.89
Teachers (2)       08/12/99            8,571 (S)          23.22
Tundra   (3)       08/12/99            1,429 (S)          23.22
Teachers (2)       08/12/99           42,857 (S)          22.89
Tundra   (3)       08/12/99           13,929 (S)          23.22
Teachers (1)       08/13/99            7,000 (S)          23.27
Teachers (1)       08/13/99           45,000 (S)          23.33
Teachers (2)       08/13/99           38,571 (S)          23.33
Tundra   (3)       08/13/99            6,429 (S)          23.33

        (1) Shares were purchased and sold for Canadian dollars. The price per share listed reflects the U.S. dollar equivalent.

       (2) The shares were purchased on behalf of Teachers in the Teachers Account over which TMI has sole voting and dispositive power. Accordingly,
Teachers has no beneficial ownership in any of such shares. Shares were purchased with Canadian dollars, and the price per share listed reflects the U.S. dollar equivalent on the date of the transaction.

       (3) The shares were purchased on behalf of Tundra in the Tundra Account over which TMI has sole voting and dispositive power. Accordingly, Tundra has no beneficial ownership in any of such shares. Shares were purchased with Canadian dollars, and the price per share listed reflects the U.S. dollar equivalent on the date of the transaction.

       Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

       (d) Except as set forth herein, each of the Item 2 Persons affirms that no person other than such Item 2 Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Item 2 Person.

        (e) On August 12, 1999, the Reporting Persons ceased to be the beneficial owners of 5% or more of the Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is hereby amended and restated in its entirety as follows:

      Teachers owns exchange-traded put and call options covering shares of the Stock as follows:

      Type of Option    Expiration Date   No. of Options*   Strike Price**
      (Put or Call)

      Put               08/20/99            500             $32.00
      Call              08/20/99            500              32.00
      Put               08/20/99          1,300              34.00
      Call              08/20/99          1,300              34.00
      Call              09/17/99            500              32.00
      Call              09/17/99            300              34.00

      *Each Option represents 100 shares of the Stock.

      **Strike price is in Canadian dollars.

      Except as set forth herein or in the Exhibits to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

       Item 7 is hereby amended and restated in its entirety as follows:

       Exhibit  99.1  --    Agreement  and Power of Attorney  pursuant  to  Rule
13d-1(k)(1)(iii), previously filed.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:      August 13, 1999


                                     TMI-FW, INC.



                                     By: /s/ William O. Reimann, IV
                                           William O. Reimann, IV
                                           Vice President



                                     ONTARIO TEACHERS' PENSION PLAN BOARD,
                                     an Ontario, Canada corporation


                                     By: /s/ William P. Hallman, Jr.
                                           William P. Hallman, Jr.
                                           Attorney-in-Fact for:

                                     CLAUDE LAMOUREUX (1)


(1) A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Claude Lamoureux previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.